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                           May 23, 2024

       George Ng
       Chief Executive Officer
       Processa Pharmaceuticals, Inc.
       7380 Coca Cola Drive, Suite 106
       Hanover, MD 21076

                                                        Re: Processa
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 21, 2024
                                                            File No. 333-279588

       Dear George Ng:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Dickerson at 202-551-8013 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Michael B. Kirwan, Esq.